File Number 82-334
Deutsche Bank





TSS / Global Equity Services
Post IPO Services
Taunusanlage 12
60325 Frankfurt am Main
⊠ 60262 Frankfurt am Main
Telefon (069) 910-3 66 73
Telefax (069) 910-3 80 57
Brigitte.volz@db.com
B. Volz

Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commision
Attn: Mr J. Madison Barker, Esq.
450 Fifth Street, NW

USA - Washington , D.C. 20549

May 20, 2005
G:\INLAND\Deutsche Bank\DIVIDENDE\2004\SEC .doc



SUPPL

Trading of Deutsche Bank Common Stock in the U.S.A.
- File Number 82-334 -
Our Bank's Dividend Payment for 2004

Dear Sir:

Reverting to our previous correspondence with respect to the above we are pleased to send you three copies each of our bank's Dividend-Announcement for 2004.

- in German language, published in the electronic Bundesanzeiger (German Federal Gazette)

- in English language, published in the Financial Times.

Kind regards,

Deutsche Bank AG

(Peuser) (Volz)

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Encl.

Gesellschaftsbekanntmachungen
Aktiengesellschaften

Elektronischer Bundesanzeiger
Veröffentlichungsdatum: **19.05.2005**

Veröffentlichungstext:


Deutsche Bank

Deutsche Bank Aktiengesellschaft

Frankfurt am Main

ISIN DE0005140008

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 18. Mai 2005 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2004 in Höhe von 924.552.218,20 EUR zur Ausschüttung

einer Dividende von 1,70 EUR je Stückaktie

auf die 510.474.966 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 56.744.776,00 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 19. Mai 2005 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1 %) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Divi-dende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 19. Mai 2005

Der Vorstand

Gesellschaftsbekanntmachungen
Aktiengesellschaften

Elektronischer Bundesanzeiger
Veröffentlichungsdatum: **19.05.2005**

Veröffentlichungstext:


Deutsche Bank

Deutsche Bank Aktiengesellschaft

Frankfurt am Main

ISIN DE0005140008

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 18. Mai 2005 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2004 in Höhe von 924.552.218,20 EUR zur Ausschüttung

einer Dividende von 1,70 EUR je Stückaktie

auf die 510.474.966 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 56.744.776,00 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 19. Mai 2005 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1 %) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Divi-dende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 19. Mai 2005

Der Vorstand

Gesellschaftsbekanntmachungen
Aktiengesellschaften

Elektronischer Bundesanzeiger
Veröffentlichungsdatum: **19.05.2005**

Veröffentlichungstext:

Deutsche Bank

Deutsche Bank Aktiengesellschaft

Frankfurt am Main

ISIN DE0005140008

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 18. Mai 2005 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2004 in Höhe von 924.552.218,20 EUR zur Ausschüttung

einer Dividende von 1,70 EUR je Stückaktie

auf die 510.474.966 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 56.744.776,00 EUR wurde auf neue Rechnung vorgetragen.

Die Dividende wird vom 19. Mai 2005 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1 %) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstelle ist die Deutsche Bank AG.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Divi-dende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 19. Mai 2005

Der Vorstand

FINANCIAL TIMES
19. Mai 2005


Notification of Dividend

The Ordinary General Meeting on May 18, 2005 resolved that the distributable profit of € 924,552,218.20 for the 2004 financial year be appropriated to distribute a dividend of € 1.70 per no par value share on the 510,474,966 no par value shares entitled to a dividend. The remaining sum of € 56,744,776.00 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from May 19, 2005, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2009 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, May 2005

Deutsche Bank AG
The Board of Managing Directors


Deutsche Bank
Aktiengesellschaft



FINANCIAL TIMES
19. Mai 2005




Notification of Dividend

The Ordinary General Meeting on May 18, 2005 resolved that the distributable profit of € 924,552,218.20 for the 2004 financial year be appropriated to distribute a dividend of € 1.70 per no par value share on the 510,474,966 no par value shares entitled to a dividend. The remaining sum of € 56,744,776.00 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from May 19, 2005, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2009 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, May 2005

Deutsche Bank AG
The Board of Managing Directors

Deutsche Bank
Aktiengesellschaft



FINANCIAL TIMES
19. Mai 2005




Notification of Dividend

The Ordinary General Meeting on May 18, 2005 resolved that the distributable profit of € 924,552,218.20 for the 2004 financial year be appropriated to distribute a dividend of € 1.70 per no par value share on the 510,474,966 no par value shares entitled to a dividend. The remaining sum of € 56,744,776.00 was carried forward as retained profits.

The dividend will be paid out by the depositary banks via Clearstream Banking AG as from May 19, 2005, less 20 % withholding tax and 5.5 % solidarity surcharge on the withholding tax (total deduction: 21.1 %).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1 % to 15 % for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2009 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, May 2005

Deutsche Bank AG
The Board of Managing Directors

Deutsche Bank
Aktiengesellschaft

